Mark C. Jaksich
Executive Vice President and Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

June 26, 2015

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:         Valmont Industries, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2014
Filed February 25, 2015
Form 10-Q for the Period Ended March 28, 2015
Filed April 30, 2015
File # 1-31429

Dear Mr. Cash:

This letter contains Valmont Industries, Inc.’s responses to the comment letter dated June 8, 2015 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.  The Staff’s comments have been stated below in their entirety.  The Company’s responses follow each comment.

Form 10-K for the Fiscal Year Ended December 27, 2014

General

1. The website of your Valley Irrigation brand provides contact information for Valley Irrigation dealers for Sudan and Syria. Additionally, the EnvironmentalExpert.com website identifies Valley Irrigation as an “agriculture-irrigation” company in Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, resellers, customers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Valmont Response:
For many years, Valmont has had a specific Code of Business Conduct on “International Trade Regulations” that requires compliance by our global organization with all applicable U.S. export control laws in the countries in which Valmont does business.  Valmont has a program to ensure compliance with all applicable export control and economic sanctions rules.   Valmont Middle East FZE, a wholly-owned subsidiary based in the United Arab Emirates with sales responsibility for the Middle East region, has also established a practice permitting only those activities in Syria and Sudan that are expressly authorized by the U.S. Government under a general or specific U.S. license or determined to be exempt from U.S. prohibitions after legal review. Valmont’s internal corporate audit staff along with the legal department organization periodically audits compliance with the export control laws and Valmont’s policies.

Valmont’s website does not, and has not in the past, referenced a Sudan or Syria irrigation dealer.  A search for “Find a Valley Dealer” on the website for either Sudan or Syria discloses there are no Valley dealers in those countries.

Valmont, its divisions and subsidiaries have no business organizations or employees in Sudan or Syria.

Except as licensed by the U.S. Government or otherwise determined to be exempt from US prohibitions after a legal review, Valmont does not have any direct or third party distribution, dealers or other contracts with any entities in these countries.  Valmont does not own or control any entity in these countries.   Set forth below and herein is a description of Valmont’s activities with respect to Sudan and Syria since 2012.

Sudan — Valmont has held export licenses from time to time issued by the United States Department of the Treasury Office of Foreign Assets Control (“OFAC”) pursuant to U.S. policy for case by case authorization of exports and re-exports of agriculture, agricultural equipment, medicine, and medical equipment that permit Valmont to engage in all transactions necessary to export certain agricultural irrigation goods and services to customers in Sudan that have been pre-approved by OFAC.  Currently, Valmont has one export license concerning Sudan.  The goods and services eligible for export under the former and current licenses include only agricultural irrigation systems, ancillary equipment necessary for use with those systems (including pump stations, generators, power cables and storage tanks for chemicals and/or fertilizers) and installation and related services.  A local installation firm in Sudan, neither owned nor controlled by Valmont, is also named on the current export license and it performs equipment installation, maintenance and other services permitted under the license.  Valmont has had limited contact with the Sudanese government.

Syria — Valmont has had no direct sales to any entity in Syria and, to the best of our knowledge, no indirect sales through distribution.  Valmont has not had any contact with the Syrian government.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Valmont Response:
Valmont’s contacts in Sudan have been quantitatively immaterial the past three fiscal years and the subsequent interim period, and all such contacts have been conducted in compliance with applicable law.  Valmont has no assets or liabilities associated with either Syria or Sudan.  Moreover, Valmont has had no sales to Syria during the last three fiscal years or interim period.

Valmont does not believe that its contacts with Sudan under the license agreements outlined in Comment No. 1 above are material in quantitative or qualitative terms and does not believe they present a material investment risk. Total revenues related to these transactions ranged from 0.006% to 0.268% of the Company’s consolidated revenues during the three years ended December 27, 2014 and interim period.  The total revenue derived from Valmont’s operations in Sudan represented is approximately of 0.124% of Valmont’s consolidated annual revenues on average in 2012, 2013 and 2014.

OFAC issued a Statement of Licensing Policy regarding Agricultural Exports to Sudan on October 20, 2010 that stated the following:
Specific licenses may be issued on a case-by-case basis authorizing the commercial exportation or re-exportation of U.S.-origin agricultural equipment and services to the non-Specified Areas of Sudan. The purpose of this new licensing policy is to benefit the Sudanese people by enhancing local food production and strengthening the agricultural sector in a chronically food insecure country.

Valmont irrigation equipment, when used in Sudan, enhances local food production by increasing yields for farmers in Sudan and strengthens the agricultural sector in a chronically food insecure country.    Valmont’s de minimis sales in Sudan do not we believe, either qualitatively or quantitatively, raise concern for impact on investor sentiment, particularly in view of the above OFAC statement.  Additionally, any other concerns about Valmont doing business in foreign markets are adequately discussed in risk factors included in our periodic reports.

Select Financial Data, pg 22

3. The non-GAAP measure you call EBITDA includes other adjustments, such as other non-recurring or non-cash charges. Please revise the title of this measure throughout the filing to convey that additional adjustments have been made. One choice may be to call this measure Adjusted EBITDA.

Valmont Response:
In future filings when we present this measure we will title it “Adjusted EBITDA.”

Market risk, page 40

4. We note general disclosure on page 40 identifying steel as a significant material used in your business. We also note comments made by your CEO during the April 23, 2015 earnings conference call about a significant decline in steel prices over the past six months which had a negative impact on your Utility segment. During the call, the CEO mentioned that steel accounts for approximately 50% of the revenue for the Utility segment. Please refer to Item 305 of Regulation S-K and tell us how you considered the need to provide quantitative information about market risk related to changes in the price of steel.

Valmont Response:
The cost of steel averaged approximately 50% of net sales for our Utility segment and this percentage is substantially more than our other segments.  In accordance with subparagraph a(ii) of Item 305 of Regulation S-K, we can estimate an amount net sales could change for specific percentage changes in the price of steel.  For the reasons set forth below, however, we are unable to estimate the effect on gross profit or operating income for specific percentage changes in the price of steel.

We do not use derivative instruments such as swaps or options to manage our steel purchases.  We use multiple methods to purchase steel including fixed price contracts, variable contracts (priced at time of delivery) and we maintain rolled steel coil and plate inventory.  The elapsed time between the quotation of the sales order, the manufacturing of the product ordered, and the ultimate delivery to the customer can be several months.  To minimize the effect on earnings from changes in the price of steel, we try to manage the procurement process to match steel cost (fixed versus variable) against the structure of the sales contract (fixed versus contracts with terms allowing for price adjustments in line with changes in the price of steel).

However, it is important to recognize that higher or lower steel costs do not always match the related movements in both our cost of goods sold and net sales.  In certain instances, we have seen increases in our gross profit in times when the cost of steel has increased and we have seen decreases in gross profit in times when the cost of steel has decreased.  The long-lead times of our utility products combined with unplanned customer changes in requested delivery dates are two examples of the drivers for these variances which are opposite of what would be expected. As such, we are unable to quantify the change in operating income or gross profit under an assumption of a specific percentage change in the price of steel.

 Our proposed form of disclosure and the manner in which information will be disclosed in our future filings beginning with item 3 in our Form 10-Q for the second quarter ending June 27, 2015 is presented in italics below:

"Steel is a key material we use and over the last several years, prices for this commodity have been volatile.  Our main strategy in managing this risk is a combination of fixed price purchase contracts with our vendors to reduce the volatility and sales price increases where possible.  This commodity is most significant for our utility support structures segment where the cost of steel has been approximately 50% of the net sales on average.  Assuming a similar sales mix, a hypothetical 20% change in the price of steel would have affected our net sales from our utility support structures by $XX.X million on a year-to-date basis ended June 27, 2015.

There are no other material changes in the Company’s market risks during the quarter ended June 27, 2015.  For additional information, refer to the section “Market Risk” in our Form 10-K for the fiscal year ended December 27, 2014."

5. As a related matter, please also revise your MD&A in future filings, beginning with your Form 10-Q for the quarter ended June 27, 2015 to quantify both how steel prices have changed during the periods presented and the impact that those changes had on your operating results (particularly for your Utility segment). Please also describe any known trends or uncertainties related to the price of steel that you expect will have a material impact on net revenues or income from continuing operations or on a consolidated basis.  Please refer to Item 303(B) of Regulation S-K.

Valmont Response:
Beginning with our Form 10-Q for the quarter ended June 27, 2015, we will disclose our estimates of the change in net sales for our utility support structures segment from the change in steel prices in our MD&A.  If the changes in net sales attributable to changes in the price of steel are material for our other reportable segments, we will disclose that as well.  We will also disclose any trends or identified uncertainties that will have a material impact on net revenues.

Consolidated Financial Statements

Summary of Significant Accounting Policies, page 53

6. Please supplementally tell us the amount of revenue recognized on a percentage-of-completion basis during the periods disclosed in your filing.

Valmont Response:
As noted in the accounting policy footnote, the revenue from our offshore and other complex steel structures is recorded on the percentage-of- completion method, which is separately disclosed in our segment footnote on page 85.  The revenue was $146.4 million in 2014 and $0 in 2013 and 2012.

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

7. The consent provided by your independent auditors is dated February 24, 2015 and references their audit reports dated as of the same date. However, their audit report on page 47 reflects an opinion date of February 25, 2015. Please have your auditors amend either their audit opinion or consent to reflect the appropriate dates.

Valmont Response:
The consent from Deloitte & Touche LLP was received with the appropriate date of February 25, 2015 for both the date of the audit report and the date of the consent.  However, our filing included a typographical error. Upon resolution of all of the Staff’s comments, we propose to file an amendment to our Form 10-K to include a consent exhibit with correct dates for the Deloitte & Touche LLP consent.

Form 10-Q for the Period Ended March 28, 2015

Summary of Significant Accounting Policies, page 8

8. Please revise to disclose the amount of expected severance, property relocation and site closure expenses, and asset impairments for each of the reportable segments affected by your restructuring plan. Please also clarify if the other potential restructuring activities that could result in asset impairments of up to $25 million and cash charges of $5 million relate to the APAC Coatings reporting unit or another component of your business.

Valmont Response:

In our Form 10-Q for the period ended March 28, 2015 we disclosed that the majority of the expenses to be incurred for the initial restructuring activities will be incurred in our EIP, Utility, and Coatings segments.  Starting with our Form 10-Q for the second quarter ending June 27, 2015, we will include the following summary by reportable segment of our estimated expected expenses:

We anticipate the Company will recognize the following pre-tax expenses in conjunction with the initial restructuring activities from the Plan announced in 2015:

					Other/ Corporate
in 000's	EIP	Utility	Coatings	Irrigation		TOTAL
Severance	$ 4,730	$ 1,160	$ 500	$ 150	$ -	$ 6,540
Other cash restructuring expenses	2,425	1,360	450	-	-	4,235
Asset impairments/net loss on disposals	4,550	800	3,600	170	-	9,120
Total cost of sales	11,705	3,320	4,550	320	-	19,895
Severance	4,520	340	-	1,050	1,300	7,210
Other cash restructuring expenses	225	290	-	-	500	1,015
Asset impairments/net loss on disposals	-	-	-	330	1,850	2,180
Total selling, general and administrative expenses	4,745	630	-	1,380	3,650	10,405
Consolidated total	16,450	3,950	4,550	1,700	3,650	30,300

Related to the Staff’s second question, the disclosure of the other potential restructuring activities will be clarified to report the specific segments of our Company involved. We propose to include the following disclosure starting with our Form 10-Q for the second quarter ending June 27, 2015:

Certain of these initial restructuring actions are within the APAC Coatings reporting unit which has approximately $16 million of goodwill as of June 27, 2015. The Company expects these activities to improve the profitability of this reporting unit. Should operating income not improve within this reporting unit after these restructuring activities are implemented, the Company will have to perform an interim goodwill impairment analysis.  Inclusive of this goodwill, the Company is currently evaluating additional potential restructuring activities estimated up to $25 million of asset impairments and $5 million of cash expenses.  The following is a summary of the segments affected by these additional potential restructuring activities under current evaluation:

in 000's	EIP	Coatings	Other/ Corporate	TOTAL
Severance	$ 2,000	$ -	$ 250	$ 2,250
Other cash restructuring expenses	700	-	250	950
Asset impairments/net loss on disposals	3,800	-	500	4,300
Total cost of sales	6,500	-	1,000	7,500
Severance	500	-	1,150	1,650
Asset impairments/net loss on disposals	600	16,000	3,500	20,100
Total selling, general and administrative expenses	1,100	16,000	4,650	21,750
Consolidated total	7,600	16,000	5,650	29,250

Results of Operations, page 30

9. Where possible, please revise your segment MD&A to more fully describe the specific reasons for fluctuation in sales volumes. For example, it is unclear what caused the decline in sales volumes for utility structures in North America and Asia Pacific during the first quarter of 2015. To the extent these declines are due to specific trends that are likely to continue into the foreseeable future, please disclose that as well.

Valmont Response:

In future filings, we will disclose any changes in sales volumes that are attributable to specific trends as well as disclose any trends likely to continue into the foreseeable future.  In our Form 10-Q for the period ended March 28, 2015, we disclosed sales volume trends in our Irrigation and EIP segments.  Specific to Australia, we disclosed that access system sales decreased primarily due to a slowdown in the mining sector.  For the first quarter of 2015, the decrease in sales volumes for North America utility structures cannot be attributed to a specific trend but we will continue to assess whether trends have developed and are likely to continue.

As requested by the Staff, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding our responses, please contact the undersigned at (402) 963-1040.

Sincerely,

/s/ Mark C. Jaksich
Mark C. Jaksich

cc:           Lisa Etheredge, Staff Accountant